UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of July 2011

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Paris, July 29 2011

For several months, Veolia Environnement has engaged in operational restructuring in order to reinforce the means necessary to implement the company’s profitable growth strategy.  The company has therefore proceeded with a complete review of its activities.  The amount of divestments and partnerships completed during the first half of 2011 has exceeded €1 billion and resulted in more than €400 million in capital gains, which will be included in discontinued operations.

Given recent results of operations in Southern Europe, in particular in Italy, and North Africa, as well as the United States (notably within an activity specific to the Environmental Services division), Veolia Environnement has decided to launch new restructuring plans and redeployment of assets and businesses, which will accelerate the implementation of the company’s strategy. In relation to these events, asset impairments and write-downs approximating €800 million will be proposed to the Board of Directors on August 3 to be recognized within the accounts at June 30, 2011.

At the time of the company’s first half 2011 results presentation scheduled for August 4, 2011, Veolia Environnement will detail the new restructuring plans and associated profitability improvement measures. Taking into account the operational results during the first half of 2011 and consequences of new restructuring plans, for 2011 the company will not attain the objective of net income growth, and expects adjusted operating income, excluding Veolia Transdev, to decline slightly at constant exchange rates versus previously published adjusted operating income, excluding Veolia Transdev, in 2010. The 2011 objectives of organic revenue growth, €250 million in annual cost savings, at least €1.3 billion in divestments and positive free cash flow after dividend payment are confirmed.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €34,78 billion in 2010.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Media contact: Ronald Wasylec +33 1 71 75 12 23
US Investors contact Terri Anne Powers – Tel +1 312-552-2890
Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  July 29, 2011

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General